          FORM 4

Check this box if no longer
Subject to Section 16, Form 4  / /
or Form 5 obligations may
continue. See Instruction I(lr).


                   STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(I) of the
                         Investment Company Act of 1940



1. NAME and ADDRESS of Reporting Person

(Last)                           (First)                          (Middle)
Tuchman                          Martin

(Street)
c/o Interpool Inc.
211 College Road East

(City)                           (State)                          (Zip)
Princeton                        New Jersey                       08540

2. ISSUER NAME and Ticker or Trading Symbol

   Interpool, Inc. (IPX)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   6/99

5. If Amendment, Date of Original

   (Month/Year)

6. Relationship of Reporting Person to Issuer
              (Check all applicable)

  X   Director                X             10% Owner
-----                       -----
  X   Officer                               Other (specify below)
----- Chairman/CEO          -----



7. Individual or Joint/Group Filing
   (Check Applicable Line)

  x   Form filed by one Reporting Person
-----
      Form filed by more than one Reporting Person
-----

                                                                    Table 1 - Non-Derivative
                                                                       Securities Acquired,
                                                                         Disposed of, or
                                                                       Beneficially Owned

1. Title of Security    2. Trans-           3. Transaction          4. Securities Acquired (A)
   (Instr. 3)              action Date         Code (Instr. 8)         or Disposed of (D)
                                                                       (INSTR. 3,4, AND 5)
                           (Month/                                     Amount     (A) or    Price
                           Day/                                                   (D)
                           Year)             Code     V

    Common Stock         06/02/99             P                        286       A        12.625

    Common Stock         06/02/99             P                      1,429       A        11.9375

    Common Stock         06/02/99             P                        286       A        12.125

    Common Stock         06/04/99             P                        286       A        11.875


Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                        Beneficially Owned

1. Title of Security    2. Trans-         5. Amount of        6.  Ownership     7. Nature of Indirect
   (Instr. 3)              action Date    Securities              Form:            Beneficial Ownership
                                          Beneficially Owned  (D) Direct or
                           (Month/        End of the Month    (I) Indirect         (Instr. 4)
                           Day/           (Instr. 3 and 4)      (Instr. 4)
                           Year)
    Common Stock         06/02/99                                   I                 (1)

    Common Stock         06/02/99                                   I                 (1)

    Common Stock         06/02/99                                   I                 (1)

    Common Stock         06/04/99             221,592               I                 (1)(2)

                                            7,114,950               D


(1) Stock acquired by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

(2) Aggregate indirect beneficial interest in 221,592 includes 4,749 shares of which Mr. Tuchman's mother is the record owner; 3,037 shares held by Mr. Tuchman's wife; 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 45,919 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 10,948 shares representing Mr. Tuchman's 99% interest in shares held by held by Martom Associates, a New Jersey partnership; and 148,271 shares held by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

   Table II-Derivative Securities Acquired, Disposed of or Beneficially Owned

               (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERSIONS)


 1. Title of Derivative Security   2. Conversion    3. Transaction   4. Transaction   5. Number of Derivative
    (Instr. 3)                        or Exercise      Date             Code             Securities Acquired (A)
                                      Price of         (Month/          (Instr. 8)       or Disposed of (D)
                                      Derivative       Day/Year)                         (Instr. 3,4, and 5)
                                      Security
                                                                     Code       V        (A)           (D)



6. Date Exercisable and    7. Title and Amount of  8. Price of     9. Number of      10. Ownership      11. Nature
    Expiration Date           Underlying              Derivative      Derivative         Form of            of Indirect
   (Month / Day / Year)       Securities              Security        Securities         Derivative         Beneficial
                              (Instr. 3 and 4)        (Instr. 5)      Beneficially       Security           Ownership
                                                                      Owned              Direct (D)         (Instr.(4)
                                                                      at End of          or
                                                                      Month              Indirect (1)
                                       Amount or                      (Instr. 4)
    Date      Expiration     Title     Number of
Exercisable      Date                    Shares

 Explanation of Responses:


** Intentional Misstatement or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 1.5 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

/s/ Martin Tuchman                                  07/05/99
-----------------------------                       --------
Signature of Reporting Person                         Date